

Mail Stop 3561

October 6, 2016

James J. Moore, Jr.
President and Chief Executive Officer
Atlantic Power Corporation
3 Allied Drive, Suite 220
Dedham, MA 02026

> **Re:** **Atlantic Power Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Response Dated September 23, 2016**
> **File No. 1-34691**

Dear Mr. Moore:

We have reviewed your September 23, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our September 13, 2016 letter.

Definitive Proxy Statement on Schedule 14

Summary Compensation Table, page 40

1. We note your response to comment 6. Please elaborate upon how payments made to your Named Executive Officers under the qualitative and strategic performance metrics you describe satisfy the requirements of Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. We note your indication that performance is not "determined in a formulaic manner" and "determination…is much more subjective," however, your response appears to give examples of the areas of expected achievement without explaining what each performance target is. In future filings, please also confirm that you will disclose the examples you provide in your response of the various strategic and individual objectives

you utilize and their accompanying targets. Please tell us what this disclosure will look like.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products